

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 4, 2021

Dror Harats
Chief Executive Officer
Vascular Biogenics Ltd.
8 HaSatat St.
Modi'in
Israel 7178106

       Re: Vascular Biogenics Ltd.
           Registration Statement on Form F-3
           Filed December 30, 2020
           File No. 333-251821

Dear Mr. Harats:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jason L. Drory at 202-551-8342 with any questions.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Life Sciences

cc: Michael J. Rosenberg, Esq.